SilverCrest Appoints V.P. Corporate Development for Mexico
and General Manager for Santa Elena

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. November 2, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the appointments of Dr. Salvador Aguayo Salinas as Vice President Corporate Development in Mexico and Fabio Velarde as General Manager for the Santa Elena Mine. Dr. Aguayo will be based in Hermosillo, Mexico, and will report to N. Eric Fier, CPG. P.Eng., President of Nusantara de Mexico SA de CV, a subsidiary of the Company. Mr. Fabio will be based at the Santa Elena mine site and report to Brent McFarlane, V.P. of Operations.

N. Eric Fier, Chief Operating Officer of the Company, commented: “We are delighted to have Dr. Aguayo and Mr. Velarde as part of our aggressive and experienced team as SilverCrest moves forward with its plans for growth. I look forward to working closely with both team members as we continue to have success at our Santa Elena high grade open pit heap leach operation, advance our plans for production expansion at Santa Elena and continue to deliver successful exploration results from our La Joya property.”

Dr. Aguayo has a BSc. in Chemical Engineering from the University of Sonora, Mexico, a MSc. in Metallurgical Engineering from the University of Arizona, and a PhD. in Hydrometallurgy from the Imperial College of Science and Technology at the University of London, England. Dr. Aguayo has more than 25 years of mineral experience in leaching and recovery of precious metals. He has been a consultant for several mining companies including Hecla Mining, Eldorado Gold and Grupo México. In 2007, Dr. Aguayo joined SilverCrest as Country Manager and made significant contributions to the development of the Santa Elena Mine, by supporting property acquisition negotiations, permitting, engineering, construction and initial operations of the Company’s flagship mine. Dr. Aguayo will be responsible for management of corporate development activities in Mexico and the Americas along with his current Country Manager responsibilities.

Mr. Velarde has a BSc. in Metallurgical Engineering from New Mexico Institute of Mining and Technology in Socorro, New Mexico and a MSc. in Metallurgy and Mineral Processing Engineering from Universidade Federal de Minas Gerais, Belo Horizonte, Brasil. Mr. Velarde has more than 20 years of development and operations experience in the mining industry. As a proven manager and operator, he has commissioned, operated and managed several mine projects in Latin America, including the San Andres and Cerro Mojon mines in Honduras) and Nicaragua respectively. Since 2005, Mr. Velarde provided technical consulting support to several mining companies including Goldcorp Inc. and New Gold Inc. Most recently he was the Chief Metallurgist at Los Filos Mine in Guerrero, Mexico.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Michael Rapsch or Fred Cooper
“J. Scott Drever”	Telephone:	(604) 694-1730
J. Scott Drever, President	Fax:	(604) 694-1761
SILVERCREST MINES INC.	Toll Free:	1-866-691-1730
	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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